UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eyegate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

30233M 107

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	30233M 107

1	Names of Reporting Persons
Jonathan Lau
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
15,798 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
15,798 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
15,798 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.43% (2)
12	Type of Reporting Person (See Instructions)
IN

(1)	On August 30, 2019, the Issuer effected a1-for-15 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.
(2)	The percentage was calculated based on 3,636,480 shares of Common Stock issued and outstanding as of November 5, 2019, as adjusted to account for the Reverse Stock Split, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 and filed with the SEC on November 7, 2019 (the “10-Q”).

Item 1.

(a)	Name of Issuer: Eyegate Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices: 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452.

Item 2.

(a)	Name of Person Filing: Jonathan Lau
(b)	Address of Principal Business Office or, if None, Residence: 137 Walden Street, Cambridge, MA 02140
(c)	Citizenship: United States of America
(d)	Title and Class of Securities: Common Stock, $0.01 per share (the “Common Stock”)
(e)	CUSIP No.: 30233M 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: The Reporting Person beneficially owns 15,798 shares of Common Stock.

(b)	Percent of Class: The Reporting Person beneficially owns approximately 0.43% of the issued and outstanding Common Stock, based on 3,636,460 shares of common stock issued and outstanding as of November 5, 2019, as adjusted to account for the Reverse Stock Split, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: The Reporting Person has the sole power to vote or to direct the vote of 15,798 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: The Reporting person has the sole power to dispose or to direct the disposition of 15,798 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

/s/ Jonathan Lau
Jonathan Lau

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).